PE 12/24/2013

[redacted]

14005206

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 16 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 1-16-14

Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

Re: Norfolk Southern Corporation
Incoming letter dated December 24, 2013

Dear Mr. Quigley:

This is in response to your letter dated December 24, 2013 concerning the shareholder proposal submitted to Norfolk Southern by Qube Investment Management Inc. On December 23, 2013, we issued our response expressing our informal view that Norfolk Southern could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in the letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

QUBE

24 December 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

RE: Shareholder Proposal Submitted by Qube Investment Management Inc, Pursuant to Rule 14a-8 Under the Securities Exchange Act for Norfolk Southern

Dear Sir or Madam:

I trust this letter finds you well.

Qube Investment Management Inc., a Registered Portfolio Management firm in the Canadian Provinces of Alberta and British Columbia, respectfully submits this letter in response to the December submission by Norfolk Southern (the "Company") opposing the shareholder proposal made by Qube Investment Management in November of 2013. While we wish for our proposal to be included in the corporate proxy materials of the upcoming Annual Meeting of Shareholders, the Company has requested the opportunity for it to be denied.

We were disappointed that Norfolk Southern was unwilling to discuss our proposal prior to the filing of their "no action" request. We believe that the addressing of shareholder concerns is important and critical to maintaining a healthy and confident public market. We also believe that shareholder participation and engagement is a key element missing in today's public markets and it is the board's fiduciary duty to review all shareholder proposals. Our proposal deserves its right to be heard, discussed and voted upon by other shareholders. Without negotiation or dialogue, management has attempted to deny our investors this basic privilege of ownership.

Attached is a custodial letter confirming our ownership position under 14a-8. As public companies today can have millions of shareholders using thousands of intermediaries, we believe that some flexibility has to be allowed in the confirmation of proposal eligibility. Should the company have asked for more information, we would have been more than happy to supply it along with an official report from our custodian showing our shareholdings.

We are eligible to make such a proposal and believe that the use of technical obstacles contrary to the encouragement of an engaged shareholder and healthy market. We believe that such proposals offer a

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation. That shareholder dialogue is what the annual shareholder's meeting is designed to facilitate.

We want to thank the SEC for the time required to process such matters. Please advise if you have any questions and best regards,

Best regards,

Ian Quigley, MBA
Portfolio Manager, QIM
ian@qubeconsulting.ca

cc. T Rowe Price Group c/o Christopher Edwards
christopher.edwards@dlapiper.com

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery